Filed by Hub Cyber Security (Israel) Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mount Rainier Acquisition Corp.

Commission File No.: 001-40870

HUB Achieves Record Revenues for Fiscal First Half of 2022

Company reports revenue growth to NIS 122.5 million and projects continuous growth and moving into profitability this year

TEL AVIV, Israel, Sep 1, 2022 /PRNewswire/ -- HUB Cyber Security (Israel) Limited (TASE: HUB), a developer of Confidential Computing cybersecurity solutions and services ("HUB" or the "Company"), published today its H1 2022 financial results.

NOTE: The reports and all financial references are on a proforma basis as in this report the company presents for the first time the consolidated results of HUB, ALD and Comsec with the relevant proforma comparison data of the same period last year.

Summary of reports and business update:

1.	Revenues and Revenue Forecast

a.	Revenues for H1 2022 were NIS 122.5 million

b.	Approximately NIS 120 million were attributed to the professional services arm with significant technology products and services revenues anticipated in H2 2022 including:

i.	$20.5 million purchase order for HUB’s Confidential Computing cyber solutions for this year.

ii.	Contracts of over USD 500 million for the provisioning of HUB’s Confidential Computing solutions over the following years where phase one of contracts’ execution is expected to amount to USD 80 million for start of deployment till the beginning of calendar 2023 (as was reported June 15, 2022 TASE Ref: 2022-01-074374).

Filed by Hub Cyber Security (Israel) Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mount Rainier Acquisition Corp.

Commission File No.: 001-40870

c.	Therefore, the Company expects to meet its annual revenues forecast for YE2022 of USD 115 million, of which USD 38 million will be attributed to HUB’s Confidential Computing core solutions. The Confidential Computing sector is the most innovative aspect of cybersecurity and expected to grow at 100% CAGR as reported by Everest Group Research of Confidential Computing in 2021. HUB is a member of the Confidential Computing Consortium group with other members being Google, Accenture, Cisco, Intel and others.

2.	Profits and Profits Forecast

a.	The company estimates that based on the abovementioned contracts and deal flow, that it will move into a positive Adjusted EBITDA already in 2022 and USD 20.6 million in YE 2023.

b.	The Company expects to move into profitability this year despite the NIS 65 million loss it posted in H1 reports.

c.	Most of the reported loss (NIS 37 million) is attributed to expenses related to the anticipated SPAC merger and NASDAQ listing, and expenses related to the mergers of ALD and Comsec, severance expenses for termination of redundant executive managers post mergers, depreciation and amortization costs and share based compensation costs.

d.	Additional NIS 12 million have been invested in R&D and sales and marketing that support the expected revenues for H2 2022 and the next three years.

3.	The Company also reports a total Equity of NIS 195 million.

4.	Equity to balance sheet ratio is 59% out of a total of NIS 330 million.

Important achievements post H1-reports date

1.	A submission of an F-4 prospectus to the SEC for the expected SPAC merger and NASDAQ listing at USD 1.28 billion market capitalization that is expected to close in Q4 2022.

2.	Completion of assets purchase of a wholly owned European subsidiary that was established for the purpose of EMEA business development activities .for the sale of HUB’s cybersecurity solutions for datacenters (as reported on June 15, 2022, TASE Ref: 2022-01-074374).

3.	Completion of an NIS 46.6 million public PIPE round as reported on February 23rd, 2022.

Filed by Hub Cyber Security (Israel) Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mount Rainier Acquisition Corp.

Commission File No.: 001-40870

4.	Completion of an NIS 17 million public PIPE round from foreign and domestic investors to increase Company’s financial flexibility as reported on May 15th and 18th 2022, TASE Ref: 2022-01-057991 and 2022-01-060649.

About HUB Cyber Security (Israel) Limited

HUB Cyber Security (Israel) Limited ("HUB") was established in 2017 by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces. The company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

About Mount Rainier Acquisition Corp.

Mount Rainier Acquisition Corp. is a blank check company sponsored by DC Rainier SPV LLC, a Delaware limited liability company managed by Dominion Capital LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or HUB's or RNER's future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "would", "seem", "expect", "intend", "will", "estimate", "anticipate", "believe", "future", "predict", "potential," "forecast" or "continue", or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements.

Filed by Hub Cyber Security (Israel) Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mount Rainier Acquisition Corp.

Commission File No.: 001-40870

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by HUB and its management, and RNER and its management, as the case may be, are inherently uncertain. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of HUB or RNER.  Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) expectations regarding HUB's strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB's ability to invest in growth initiatives and pursue acquisition opportunities; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transactions; (iii) the outcome of any legal proceedings that may be instituted against RNER, HUB, the Combined Company or others following the announcement of the proposed transactions and any definitive agreements with respect thereto; (iv) the inability to complete the proposed transactions due to, among other things, the failure to obtain approval of the stockholders of RNER or HUB, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing, including delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed transactions; (v) the inability to obtain the financing necessary to consummate the proposed transactions; (vi) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transactions; (vii) the ability to meet stock exchange listing standards following the consummation of the proposed transactions; (viii) the risk that the announcement and consummation of the proposed transactions disrupts HUB's current plans and operations; (ix) the lack of a third party valuation in determining whether or not to pursue the proposed transactions; (x) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the Combined Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) costs related to the proposed transactions; (xii) the amount of any redemptions by existing holders of RNER's common stock being greater than expected; (xiii) limited liquidity and trading of RNER's and HUB's securities; (xiv) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xv) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xvi) the possibility that RNER, HUB or the Combined Company may be adversely affected by other economic, business, and/or competitive factors; (xvii) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for HUB; and (xviii) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in RNER's final prospectus relating to its initial public offering dated October 4, 2021.

Filed by Hub Cyber Security (Israel) Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mount Rainier Acquisition Corp.

Commission File No.: 001-40870

Forward-looking statements speak only as of the date they are made. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither HUB nor RNER undertakes any duty to update these forward-looking statements.

Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, HUB has filed with the SEC a registration statement on Form F-4 containing a proxy statement/prospectus, and after such registration statement is declared effective by the SEC, RNER will mail a definitive proxy statement/prospectus relating to the Proposed Business Combination to its stockholders. This press release does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. This press release is not a substitute for any registration statement or for any other document that HUB or RNER may file with the SEC in connection with the proposed transaction.  Investors and security holders are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed transaction, as these materials will contain important information about HUB, RNER and the proposed transaction.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed transaction will be mailed to stockholders of RNER as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, through the website maintained by the SEC at www.sec.gov.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

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SOURCE Hub Security

Media contact

Matt McLoughlin

Gregory FCA on behalf of HUB Security

Phone: 610.996.4264

matt@gregoryfca.com